Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of HCM Acquisition Corp (the “Company”) on Amendment No. 4 to Form S-1 (File No. 333-253673) of our report dated March 1, 2021 except for the Fair Value Measurements and Derivative Financial Instruments in Note 2 which is dated July 2, 2021 and Subsequent Events in Note 9, which is dated January 7, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of HCM Acquisition Corp as of February 12, 2021 and for the period from February 5, 2021 (inception) through February 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
New York, NY
January 7, 2022